Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 1 of the Registration Statement of Performance Acquisition Corp. (a development stage company) on Form S-1 (File No. 333-148367) of our report dated December 26, 2007, except for Note 4 as to which the date is February 29, 2008, which includes an explanation paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Performance Acquisition Corp. (a development stage company) as of November 30, 2007 and for the period October 24, 2007 (inception) through November 30, 2007, which report appears in the prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/    MARCUM & KLIEGMAN LLP

Marcum & Kliegman LLP

Melville, New York

February 29, 2008